[Activant Solutions Inc. Letterhead]
VIA EDGAR
May 12, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Branch Chief—Legal
     Re: Activant Solutions Holdings Inc. Registration Statement on Form S-1 (File No. 333-125438)
Ladies and Gentlemen:
     Reference is made to the above captioned registration statement filed by Activant Solutions Holdings Inc. (“ASHI”) with the Securities and Exchange Commission on June 2, 2005 and the amendments thereto filed on November 14, 2005 and February 1, 2006 (the registration statement and such amendments, collectively, the “Registration Statement”). On May 2, 2006, funds affiliated with Hellman & Friedman LLC, Thoma Cressey Equity Partners, Inc. and JMI Equity completed the acquisition of ASHI through a merger of Lone Star Merger Corp., a Delaware corporation, with and into ASHI, with ASHI as a the surviving corporation (the “First Merger”). Following the First Merger, ASHI merged with and into Activant Solutions Inc., a Delaware corporation (“ASI”), with ASI as the surviving corporation. ASI, as the successor to ASHI, has determined not to pursue the initial public offering of common stock contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission, and no shares of common stock of ASHI or ASI have been or will be issued or sold by ASHI or ASI under the Registration Statement. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, ASI hereby requests the immediate withdrawal of the Registration Statement together will all exhibits thereto.
     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at 512-278-5138, with a copy to Richard Capelouto at Simpson Thacher & Bartlett LLP at 650-251-5002.

     Please do not hesitate to call the undersigned at 512-278-5222 or Richard Capelouto of Simpson Thacher & Bartlett LLP at 650-251-5060 or Chad Skinner of Simpson Thacher & Bartlett LLP at 650-251-5125 with any questions you may have regarding this letter.

Very truly yours, Activant Solutions Inc.
By:	/s/ Greg Petersen
	Name:	Greg Petersen
	Title:	Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
April Coleman
Simpson Thacher & Bartlett LLP
Richard Capelouto